NISKA GAS STORAGE PARTNERS LLC
1001 Fannin Street, Suite 2500
Houston, TX 77002
281-404-1890

Via EDGAR	November 4, 2011

Attention: Mara Ransom

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC  20549

Re:                              Request for Acceleration of Effectiveness of Registration Statement (the “Registration Statement”) on Form S-3 (File No. 333-174988) of Niska Gas Storage Partners LLC, Niska Gas Storage US, LLC, Niska Gas Storage US Finance Corp., Niska Gas Storage Canada ULC, Niska Gas Storage Canada Finance Corp., and the additional registrant guarantors listed in the Registration Statement (the “Registrants”).

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, we hereby request that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 3:00 p.m., Eastern Time, on Tuesday, November 8, 2011, or as soon thereafter as is practicable.

In addition, we acknowledge the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact E. Ramey Layne of Vinson & Elkins L.L.P., counsel to the Registrants, at (212) 237-0135.

Very truly yours,

NISKA GAS STORAGE PARTNERS LLC

By:	/s/ Jason A. Dubchak
Name:	Jason A. Dubchak
Title:	Vice President, General Counsel & Corporate Secretary

NISKA GAS STORAGE US, LLC

By:	/s/ Jason A. Dubchak
Name:	Jason A. Dubchak
Title:	Vice President, General Counsel & Corporate Secretary

NISKA GAS STORAGE US FINANCE CORP.

By:	/s/ Jason A. Dubchak
Name:	Jason A. Dubchak
Title:	Vice President, General Counsel & Corporate Secretary

NISKA GAS STORAGE CANADA ULC

By:	/s/ Jason A. Dubchak
Name:	Jason A. Dubchak
Title:	Vice President, General Counsel & Corporate Secretary

NISKA GAS STORAGE CANADA FINANCE
CORP.

By:	/s/ Jason A. Dubchak
Name:	Jason A. Dubchak
Title:	Vice President, General Counsel & Corporate Secretary